2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

April 9, 2009

Via EDGAR Transmission and E-mail Rebecca Marquigny U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Delaware VIP Trust
File Nos. 811-05162/033-14363

Dear Ms. Marquigny:

     On behalf of Delaware VIP Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 48 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed on February 13, 2009 for the purpose of changing the objective and investment policies of the Delaware VIP Capital Reserves Series (the “Series”). Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A. Prospectuses

1. Comment: Move the definition of “junk bonds” from the risk section to the investment strategies section of the risk/return summary.

     Response: The first sentence of the fourth paragraph under “What are the Series’ main investment strategies?” will be revised as follows:

      “The Series may invest up to 20% of its assets in below investment grade securities (commonly known as “junk bonds”).”

2. Comment: Discuss the Series’ high portfolio turnover in the investment strategies and risk sections of the risk/return summary.

     Response: The following disclosure will be inserted at the end of the investment strategies section of the risk/return summary:

      “Under normal conditions, the Series may have portfolio turnover in excess of 100%.”

Rebecca Marquigny April 9, 2009 Page 2 of 4

     Under the risks section of the risk/return summary, the following disclosure will be inserted after the section’s fourth paragraph:

      “High portfolio turnover can increase the Series’ transaction costs and lower returns.”

3. Comment: In the paragraph following the average total return table in the risk/return summary, clarify that the Barclays Capital benchmark will be the Series’ benchmark going forward.

    Response: The following sentence will be inserted after the fourth sentence of the paragraph:

  “The Barclays Capital 1-3 Year Government/Credit Index is replacing the Merrill Lynch 1-3 Year Treasury Index as the Series’ benchmark in connection with the changes in the Series’ investment objective and strategies described above.”

4. Comment: Under the fee table in the risk/return summary, use “N/A” instead of “none” to the extent certain expenses do not apply to the Series.

    Response: The requested change will be made.

5. Comment: Revise the paragraph accompanying the expense example table to reflect that all contractual expense limitations are reflected in the one-year expense numbers.

   Response: The fourth sentence of the paragraph accompanying the expense example table will be revised as follows:

   “This example reflects the net operating expenses with all applicable expense waivers for the one-year contractual period and the total operating expenses without expense waivers for years 2 through 10.”

6. Comment: In the seventh paragraph under the “Our investment strategies – How we manage the Series” section, put the description of the Series’ ability to invest in other investment companies in a separate sentence.

    Response: The paragraph will be revised as follows:

    “The Series may invest in sponsored and unsponsored American depositary receipts, European depositary receipts, or global depositary receipts. It may also invest in zero coupon bonds. Further, it may purchase shares of other investment companies.”

7. Comment: Confirm that the Series’ assets had not reached any of the breakpoints described under the investment advisory agreement. Conform the fee disclosure under “Investment Manager” in the Series’ prospectuses to the fee disclosure included under the “Investment Manager and Other Service Providers – Investment Manager” section of its statement of additional information.

     Response: As of December 31, 2008, the Series’ assets continue to remain below the initial breakpoint for the Series’ contractual advisory fee. The disclosure under the “Investment Manager” section shows the net aggregate fee paid by the Series as a percentage of average daily net assets for the most recent fiscal year. Because the Series has existed for more than a fiscal year, it is not required by Item 5(a)(1)(ii)(A) of Form N-1A to include disclosure stating the Series’ contractual advisory fee rate;

Rebecca Marquigny April 9, 2009 Page 3 of 4

therefore, the Registrant respectfully declines to conform the fee disclosure under the “Investment Manager” section of the prospectuses to that which is included in its statement of additional information.

8. Comment: Under the “Share Classes” section of the Series’ Service Class prospectus, revise the disclosure to distinguish between the contractual Rule 12b-1 fee waiver agreed to by the Series’ distributor under its distribution agreement and the Rule 12b-1 fee to which the Series’ distributor is entitled under the distribution agreement pursuant to the Service Class’ Rule 12b-1 plan. In addition, add disclosure consistent with Rule 12b-1(b)(3)(iv)(A) stating that the Service Class’ 12b-1 plan may be terminated by a vote of the Service Class’ shareholders.

     Response: In order to clarify that the Series’ distributor is waiving the 12b-1 fee, the Registrant will remove the parenthetical stating that the 12b-1 fee is “currently limited to 0.25%” and will instead include an asterisk at the end of the sentence that will refer to the footnote under “Salesperson and life company compensation” that immediately follows the “Share Classes” disclosure under the same section of the prospectus. Additionally, the footnote will be revised to read as follows:

    “Pursuant to the Service Class’ 12b-1 plan, the maximum 12b-1 fee payable under the plan is 0.30% of average daily net assets applicable to Service Class shares. The Distributor has contractually agreed to limit the distribution fees paid to it by the Series pursuant to the Distributor’s Distribution Agreement with the Series, and to the 12b-1 plan, to no more than 0.25% from May 1, 2009 through April 30, 2010. Consequently, to the extent that your variable contract salesperson may be eligible to receive the 12b-1 fee applicable to Service Class shares from the Distributor, such salesperson will receive a 12b-1 fee no greater than 0.25%.”

With respect to the Staff’s comment concerning the ability of the Service Class’ shareholders to terminate its Rule 12b-1 plan, the Registrant respectfully declines to accept this comment because Item 7(b) of Form N-1A does not require such disclosure. Moreover, the Registrant notes that this, and other, material information about the Service Class’ Rule 12b-1 plan is included in the Series’ statement of additional information as required by Item 14(g) of Form N-1A.

9. Comment: Under the “Document Delivery” section of the prospectuses, clarify that the Registrant is satisfying the rules governing “householding.”

    Response: The Registrant is removing this section from the prospectuses.

10. Comment: The covers for the prospectuses and statement of additional information state that the shares of the Series are sold only to separate accounts of life insurance companies; however, this is inconsistent with the statement under “Certain Management Considerations” in the prospectuses that the series accepts investments from the Lincoln Profile Funds.

     Response: The disclosure on the covers of the prospectuses and statement of additional information will be revised to reflect the ability of the Lincoln Profile Funds to invest in the Series.

11. Comment: The street address for the U.S. Securities and Exchange Commission should be included in the Item 1(b)(3) disclosure on the back cover of the prospectuses.

      Response: The requested change will be made.

Rebecca Marquigny
April 9, 2009

B. Statement of Additional Information

12. Comment: Under the “Investment Strategies and Risks – Credit Default Swaps” section, it states that if a credit default swap permits the Series to offset its obligations against the obligations of the counterparty, the Series will only designate cash or liquid securities sufficient to cover the Series’ net obligation to the counterparty. Replace the word “permits” in the first clause of the sentence with the phrase “contractually requires.”

     Response: Credit default swaps agreements are often set up to permit, but not require, offsetting; consequently, it is accurate to use the term “permits” in the current credit default swaps disclosure.

13. Comment: Include language in the statement of additional information addressing variable contract voting.

     Response: The following disclosure will be added under the “Principal Holders” section of statement of additional information:

      The Series’ classes are generally sold to and owned by insurance company separate accounts to serve as the investment vehicle for variable annuity and life insurance contracts. Shareholders will exercise voting rights attributable to shares they own in accordance with voting instructions received by owners of the contracts issued by the insurance companies. To this extent, shareholders do not exercise control over the Trust by virtue of the voting rights from their ownership of Trust shares.

C. Part C

14. Comment: Add the disclosure provided in Item 510 of Regulation S-K under the Securities Act of 1993 to Item 25 of the Registrant’s Part C.

     Response: The requested change will be made.

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     Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik